FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOURTH QUARTER 2005 INTERIM DIVIDEND ANNOUNCEMENT

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the fourth quarter of 2005 of €0.23 per “A”and “B”share.

This dividend will be payable on March 15, 2006 to those members whose names are on the Register on February 10, 2006*. The shares become ex-dividend on February 8, 2006.

It is expected that the dividends on the “B”shares will be paid via the Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

*The record date for shares held in Euroclear Nederland is February 7, 2006.

Currency of Payment

Dividends on “A”shares will be paid, by default, in euros. Holders of “A”shares who have validly submitted pounds sterling currency elections by February 1, 2006 will be entitled to a dividend of 15.64p per share.

Dividends on “B”shares will be paid, by default, in pounds sterling at the rate of 15.64p per share. Holders of “B”shares who have validly submitted euro currency elections by February 1, 2006 will be entitled to a dividend of €0.23 per share.

Holders of “A”or “B”shares in ADR form will be entitled to a dividend of $0.5566 per ADR.

Per share	Q2 2005	Q3 2005	Q4 2005
Royal Dutch Shell “A” Shares (euros)	0.23	0.23	0.23
Royal Dutch Shell “B” Shares (pence)	15.89	15.64	15.64

ADR	Q2 2005	Q3 2005	Q4 2005
Royal Dutch Shell “A” Shares (US$)	0.5538	0.5556	0.5566
Royal Dutch Shell “B” Shares (US$)	0.5538	0.5556	0.5566

Taxation

Dividends on “A”shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 25% which may be reduced if double tax arrangements between the Netherlands and their country of residence so provide.

Shareholders resident in the United Kingdom, receiving dividends on “B”shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of €0.23 (15.64p) is €0.0256 (1.738p) per share and the dividend and tax credit together amount to €0.2556 (17.378p).

Dividend reinvestment plan

ABN AMRO Bank NV and Lloyds TSB Registrars each have established a dividend reinvestment facility which enables shareholders to elect to have their dividend payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are provided by ABN AMRO Bank NV in respect of shares held through Euroclear Nederland and by Lloyds TSB Registrars in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the NYSE will be available through The Bank of New York.

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs) to Lloyds TSB Registrars. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and Class B ADRs) should be made to The Bank of New York.

February 2, 2006

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the the unification transaction to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 2 February 2006